UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 000-17729

FEC RESOURCES INC.
(Translation of registrant’s name into English)

Suite 2300, Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐ Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 1	Unaudited condensed financial statements of FEC Resources Inc. for the three and nine-month periods ended September30, 2023 and 2022

Exhibit 2	Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2023, of FEC Resources Inc.

Exhibit 3	Certification of September 30, 2023, interim filings – CEO

Exhibit 4	Certification of September 30, 2023, interim filings – CFO

Exhibit 5	Press release dated October 31, 2023

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)

Date: November 17, 2023	By:	/s/ Daniel Carlos
Daniel Carlos
President and Chief Executive Officer

3